UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   [_]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes      [_]              No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

On December 17, 2002, Husky Energy Inc. issued a press release setting forth its 2003 capital expenditures and production guidance. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HUSKY ENERGY INC.



                                        By: /s/ Neil D. McGee
                                            ----------------------------
                                            Neil D. McGee
                                            Vice President, Chief
                                            Financial Officer



                                        By: /s/ James D. Girgulis
                                            ----------------------------
                                            James D. Girgulis
                                            Vice President, Legal &
                                            Corporate Secretary


Date:  December 18, 2002

                                                                       EXHIBIT A
                                                                       ---------


HUSKY ENERGY

NEWS RELEASE

FOR IMMEDIATE RELEASE                                          December 17, 2002
================================================================================

                    HUSKY ANNOUNCES 2003 CAPITAL EXPENDITURES
                             AND PRODUCTION GUIDANCE

Calgary, Alberta - Husky Energy Inc. announced today a capital expenditure program of approximately $1.8 billion for 2003.

"Our planned 2003 capital expenditures reflect Husky's focus on long-term projects such as White Rose, exploration and development programs in the South China Sea, and oil sands development at Tucker and Kearl," said John C.S. Lau, President and Chief Executive Officer.

The 2003 capital expenditure program is currently allocated as follows:

                                                  Forecast      Estimate
($millions)                                         2002           2003
                                                    ----           ----
UPSTREAM

         Western Canada                           $  860         $  870
         Western Canada Exploration                  170            170
         East Coast                                  495            560
         International                                75             55
                                                  ------         ------
                                                   1,600          1,655

MIDSTREAM                                             70            100
REFINED PRODUCTS                                      40             60
CORPORATE                                             30             25
                                                  ------         ------
                                                  $1,740         $1,840

Husky is planning to invest $1.66 billion in its upstream segment in 2003, including $1.0 billion in Western Canada. Plans for Western Canada include natural gas exploration in the British Columbia and Alberta foothills, northeastern British Columbia and northwestern Alberta regions, as well as continued natural gas development at Shackleton in Saskatchewan. Oil development will focus on heavy oil in the Lloydminster area. Capital expenditures allocated to oil sands development are $70 million.

The 2003 East Coast allocation includes $515 million for the White Rose project, which is forecast to commence production by the end of 2005. White Rose activities include development drilling and continued construction of the floating production storage and offloading (FPSO) vessel.


================================================================================
707 8th Avenue, S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7

In 2003, international expenditures of $55 million will be allocated to exploration including two exploration wells and an extensive seismic program in the South China Sea in China.

Capital expenditures in the midstream segment is expected to total $100 million in 2003. This includes capital for de-bottlenecking work at the Lloydminster Upgrader which is expected to increase throughput to 82,000 barrels of oil per day from the current 77,000 barrels per day, by the end of 2004.

For the year 2003 production guidance, Husky estimates production of 305 to 325 thousand barrels of oil equivalent per day. Light and medium crude oil and natural gas liquids (NGLs) production is estimated at 120 to 130 thousand barrels per day, heavy oil production is estimated at 85 to 90 thousand barrels per day, and natural gas production is estimated at 580 to 620 million cubic feet per day. Production guidance reflects Western Canada divestitures completed in September 2002 of 7,000 barrels of oil equivalent per day and anticipated divestitures in the first quarter of 2003 of 3,000 barrels of oil equivalent per day. Husky will continue to pursue acquisition opportunities and the 2003 production guidance does not assume acquisition volumes.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, CHANGES IN BUSINESS PLANS, ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES AND CHANGES IN ESTIMATES OF FUTURE PRODUCTION THAT COULD INFLUENCE ACTUAL RESULTS.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Richard M. Alexander                          Michael Lawrence
Vice President, Investor Relations            Senior Communications Advisor
& Corporate Communications                    Corporate Communications
Husky Energy Inc.                             Husky Energy Inc.
(403) 298-6952                                (403) 298-6587